SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May, 2005	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

Quarterly Report to Shareholders Second quarter ended April 3, 2005

MESSAGE TO SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to provide results for the six months ended April 3, 2005.

After reflecting a special charge of U.S. $7.8 million after-tax or U.S. $0.26 per shares for the closure of its Canadian yarn-spinning facilities, the Company reported record net earnings for the second quarter of a fiscal year of U.S. $14.3 million or U.S. $0.48 per share, the same as the second quarter of last year. Earnings in the second quarter of last year included the U.S. $0.04 per share negative impact on cost of sales of revaluing opening inventories, due to the adoption of the U.S. dollar as the Company's functional currency at the beginning of the 2004 fiscal year. Excluding special items in both years, earnings increased to U.S. $22.1 million or U.S. $0.74 per share, up respectively 43.5% and 42.3% from U.S. $15.4 million and U.S. $0.52 per share in the second quarter of fiscal 2004. Gildan announced on April 6, 2005 that it expected E.P.S. to be at least 10% above the top end of its previous guidance for the second quarter, which had called for E.P.S. before the special charge of U.S. $0.60 - U.S. $0.65 per share.

Compared to last year, the increase in second quarter net earnings before special items was driven by increased selling prices and reduced promotional activity, continuing growth in unit volume sales and more favourable product-mix. These positive variances were partially offset by increased costs for cotton, energy and transportation, the impact of lower capacity utilization on the efficiency of the Canadian yarn-spinning facilities which were closed in March 2005, higher selling, general and administrative expenses and higher depreciation.

Sales in the second quarter amounted to U.S. $165.3 million, up 16.9% from the second quarter a year ago, reflecting a 10.4% increase in unit shipments, higher selling prices and more favourable product-mix. During the second quarter of fiscal 2005, the Company continued to be capacity-constrained, pending the start-up of its new textile manufacturing facility in the Dominican Republic. The overall supply/demand balance in the wholesale activewear industry also continued to be in good balance, with supply shortages for some products.

Gross margins in the second quarter were 30.1%, compared with 27.3% in the second quarter of last year, after increasing last year’s gross margins to exclude the negative impact of the functional currency adjustment on cost of sales. The significant increase in gross margins reflected higher selling prices and reduced promotional activity, together with more favourable product-mix, against the background of market conditions where the Company was unable to drive further customer demand for its products due to capacity constraints. The higher selling price realizations, combined with continuing manufacturing efficiencies, more than offset the negative margin impact of higher cotton, energy and transportation costs and inefficiencies resulting from the reduced capacity utilization of the Canadian yarn-spinning operations.

Selling, general and administration expenses were U.S. $18.3 million, or 11.1% of sales, compared with U.S. $15.2 million, or 10.7% of sales, in the second quarter of fiscal 2004. The higher SG&A expenses reflected higher distribution expenses, provision for higher performance-related compensation expenses, and the stronger Canadian dollar, in addition to the continuing development of the organization to support the company’s ongoing growth strategy.

The results for the second quarter included a special charge of U.S. $7.8 million after-tax (U.S. $11.9 million pre-tax) or U.S. $0.26 per share for the closure of Gildan’s Canadian yarn-spinning facilities. On February 1, 2005, the Company announced plans to close its two Canadian yarn-spinning facilities, and relocate the majority of the yarn-spinning equipment to a new joint-venture facility in the U.S. The amount of the special charge is the same as had been estimated in February.

The financial results for the second quarter of fiscal 2005 include an income tax recovery of U.S. $2.7 million, due to the impact of the special charge. Excluding the special charge, the tax rate in the quarter was 5.9%, compared to 6.8% in the second quarter of fiscal 2004.

Quarterly Report to Shareholders Second quarter ended April 3, 2005

Net earnings for the first six months of fiscal 2005 were U.S. $30.5 million, or U.S. $1.02 per share, before the special charge for the closure of the yarn-spinning facilities, up respectively 48.8% and 47.8% from U.S. $ 20.5 million or U.S. $0.69 per share in the first six months of last year, after adjusting last year's earnings for the negative impact of the functional currency change on cost of sales as a result of revaluing opening inventories which were consumed in the first half of fiscal 2004. Net earnings and E.P.S. for the first half of fiscal 2005 were U.S. $22.7 million and U.S. $0.76 per share after the special charge, compared with net earnings and E.P.S. as reported of U.S. $17.2 million and U.S. $0.58 per share in the first six months of fiscal 2004.

The Board of Directors has approved a 2-for-1 stock split, to be effected in the form of a stock dividend. The split is applicable to all shareholders of record on May 20, 2005.The Company’s shares are expected to commence trading on a post-split basis on May 18, 2005 on the TSX and on June 1, 2005 or one (1) day after mailing of the share certificates to the registered shareholders of Gildan on the NYSE, in accordance with the respective requirements of these exchanges. The stock split is intended to increase the liquidity of, and facilitate trading in, Gildan’s shares. On or about May 31, 2005, the Company’s registrar and transfer agent will mail new certificates for the additional shares to all registered Gildan shareholders as at May 20, 2005.

On behalf of the Board of Directors, I wish to take this opportunity to thank our shareholders for their confidence and support.

Glenn J. Chamandy
President and Chief Executive Officer

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	April 3, 2005	October 3, 2004	April 4, 2004
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$ 30,043	$ 60,671	$ 21,413
Accounts receivable	89,223	85,317	85,386
Inventories	141,107	116,615	130,108
Prepaid expenses and deposits	6,751	3,243	5,361
Future income taxes	9,606	8,149	6,294

	276,730	273,995	248,562

Fixed assets	234,577	211,693	195,577
Other assets (note 3)	14,137	3,127	3,426

Total assets	$ 525,444	$ 488,815	$ 447,565

Current liabilities:
Accounts payable and accrued liabilities	$ 76,345	$ 74,607	$ 61,954
Income taxes payable	2,166	1,966	2,175
Current portion of long-term debt	19,718	18,610	19,098

	98,229	95,183	83,227

Long-term debt	40,595	37,979	57,029
Future income taxes	26,746	28,058	24,195
Non-controlling interest	5,476	—	—

Shareholders' equity:
Share capital (note 4)	81,857	78,170	77,012
Contributed surplus	1,098	681	404
Retained earnings	245,195	222,496	179,450
Cumulative translation adjustment	26,248	26,248	26,248

	354,398	327,595	283,114

Total liabilities and shareholders' equity	$ 525,444	$ 488,815	$ 447,565

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 165,321	$ 141,369	$ 274,278	$ 219,328
Cost of sales	115,641	103,832	192,218	160,691

Gross profit	49,680	37,537	82,060	58,637

Selling, general and administrative expenses	18,285	15,151	34,612	26,548
Special charge (note 3)	11,886	—	11,886	—

Earnings before the undernoted items	19,509	22,386	35,562	32,089

Depreciation and amortization	6,490	5,249	12,370	10,181
Interest expense	1,299	1,755	2,500	3,344
Earnings of non-controlling interest	115	—	115	—

Earnings before income taxes	11,605	15,382	20,577	18,564

Income tax (recovery) expense	(2,707)	1,049	(2,122)	1,359

Net earnings	$ 14,312	$ 14,333	$ 22,699	$ 17,205

Basic EPS	$ 0.48	$ 0.48	$ 0.76	$ 0.58

Diluted EPS	$ 0.48	$ 0.48	$ 0.76	$ 0.58

Consolidated Statements of Retained Earnings
(In thousands of U.S. dollars)

	Three months ended		Six months ended
	April 3, 2005	April 4 , 2004	April 3, 2005	April 4, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retained earnings, beginning of the period	$ 230,883	$ 165,117	$ 222,496	$ 162,245
Net earnings	14,312	14,333	22,699	17,205

Retained earnings, end of the period	$ 245,195	$ 179,450	$ 245,195	$ 179,450

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Six months ended
	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	$ 14,312	$ 14,333	$ 22,699	$ 17,205
Adjustments for:
Depreciation and amortization	6,490	5,249	12,370	10,181
Future income taxes	(3,191)	1,339	(3,374)	1,461
Loss on fixed assets	8,034	19	8,359	59
Other	530	97	571	64

	26,175	21,037	40,625	28,970
Net changes in non-cash working capital balances:
Accounts receivable	(40,390)	(39,820)	(2,689)	(20,619)
Inventories	1,269	9,140	(24,036)	(26,605)
Prepaid expenses and deposits	(879)	(438)	(3,439)	(1,680)
Accounts payable and accrued liabilities	10,175	5,691	(2,111)	(4,163)
Income taxes payable	(160)	(1,786)	76	(1,765)

	(3,810)	(6,176)	8,426	(25,862)

Cash flows from financing activities:
Increase in long-term debt	—	—	1,281	4,125
Repayment of long-term debt	(551)	(453)	(926)	(1,624)
Contribution by non-controlling interest	2,500	—	2,500	—
Proceeds from the issuance of shares	3,278	1,259	3,687	1,522

	5,227	806	6,542	4,023

Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(21,041)	(10,450)	(43,130)	(26,573)
Increase in other assets	(2,555)	(91)	(2,609)	(72)

	(23,596)	(10,541)	(45,739)	(26,645)

Effect of exchange rate changes on cash
and cash equivalents	(159)	(166)	143	557

Net decrease in cash and cash equivalents
during the period	(22,338)	(16,077)	(30,628)	(47,927)

Cash and cash equivalents, beginning of period	$ 52,381	$ 37,490	$ 60,671	$ 69,340

Cash, end of period	$ 30,043	$ 21,413	$ 30,043	$ 21,413

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders Second quarter ended April 3, 2005

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended April 3, 2005)
(Tabular amounts in thousands of U.S. dollars, except per share data)
(unaudited)

1. Basis of presentation:

The accompanying unaudited interim consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with the Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements. The April 3, 2005 unaudited interim consolidated financial statements include the full consolidation of Cedartown Manufacturing LLC (“Cedartown”), the Company’s 50% owned joint venture with Frontier Spinning Mills, Inc. Prior to fiscal 2005, the Company accounted for its investment in Cedartown using the proportionate consolidation method (see note 2).

The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for the second quarter ended April 3, 2005 are traditionally not indicative of the results to be expected for the full year.

Certain comparative figures have been reclassified in order to conform with the current year’s presentation.

All amounts in the attached notes are unaudited unless specifically identified.

2. Significant accounting policies:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in note 2 of its audited consolidated financial statements in the Company’s annual report for the year ended October 3, 2004, except as noted below.

The following policy has been applied for the first time in fiscal 2005 following a new Accounting Guideline issued by the Canadian Institute of Chartered Accountants (“CICA”);

Variable interest entities

The CICA issued a guideline on accounting for variable interest entities (“VIEs”) titled Accounting Guideline 15 – Consolidation of Variable Interest Entities (“AcG-15”), which contains guidelines that harmonize with corresponding guidance in the United States. A VIE is any type of legal structure not controlled by voting equity but rather by/or through contractual or other financial arrangements. This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual return, or both. We have determined that the Company’s joint venture with Frontier Spinning Mills, Inc. (Cedartown Manufacturing LLC) meets the criteria for being a VIE and that the Company is the primary beneficiary of the entity.

The Company elected to early adopt this standard on October 4, 2004, the beginning of its 2005 fiscal year, in order to minimize any potential difference between Canadian and U.S. GAAP. The consolidation of Cedartown at October 4, 2004, the beginning of the Company’s 2005 fiscal year, increased total assets by $7.9 million and total liabilities by $5.0 million, while creating a non-controlling interest of $2.9 million. Under generally accepted accounting principles, the application of either the consolidation or the proportionate consolidation method of accounting for equity interests results in the same net earnings inclusion, and accordingly the Company’s net earnings will not be affected by this change.

The consolidation of the Company’s interest in Cedartown did not result in any material change in the underlying tax, legal or credit risks facing the Company.

Quarterly Report to Shareholders Second quarter ended April 3, 2005

3. Special charge:

At the end of March 2005, the Company closed its two Canadian yarn-spinning operations. A major portion of the Canadian yarn-spinning equipment was transferred to a new facility in Clarkton, North Carolina, which is operated by the Company’s yarn-spinning joint-venture. In the second quarter of fiscal 2005, the Company recognized a charge relating to closure costs of $11.9 million before tax, or $7.8 million after tax ($0.26 per share). The components of the special charge are as follows;

Writedown of fixed assets	$ 7,872
Employee severance	3,688
Other	326

$ 11,886

The Company reduced the carrying values of the fixed assets considered to be held for sale to their fair values of $8.0 million, which are included in “Other assets” as at April 3, 2005. The severance accrual has been included in “Accounts payable and accrued liabilities” as at April 3, 2005, and will be paid in the third quarter of fiscal 2005.

4. Share capital:

	April 3, 2005		October 3, 2004 (audited)		April 4, 2004
	Shares	$	Shares	$	Shares	$

Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Common shares

Issued and outstanding:
Common shares:
Total outstanding, beginning of period	29,699	$ 78,170	29,520	$ 75,490	29,520	$ 75,490
Shares issued under employee share purchase plan	3	88	6	163	3	85
Shares issued pursuant to exercise of stock options	178	3,599	173	2,517	104	1,437

Total outstanding, end of period	29,880	81,857	29,699	78,170	29,627	77,012

Our Articles of Incorporation were amended in February 2005 in order to exchange each of the issued and outstanding Class A subordinate voting shares into one newly-created common share and to remove the Class B multiple voting shares and the Class A subordinate voting shares, effectively eliminating our dual class share structure. The opening balances in the above table have been adjusted to reflect this conversion.

The Company has obtained approval from the Toronto Stock Exchange to renew the stock repurchase program authorizing the Company to purchase up to a maximum of 500,000 of the Company’s common shares in the open market commencing December 22, 2004 and ending December 21, 2005. As at April 3, 2005 no shares have been repurchased under this plan.

On December 1, 2004, our Board of Directors adopted a shareholder rights plan, which became effective that same day. At the annual and special meeting of the shareholders on February 2, 2005, our shareholders approved a resolution confirming the ratification of the shareholder rights plan. The objectives of the shareholder rights plan are to provide the Board of Directors and the shareholders with adequate time to assess any unsolicited take-over bid for the Company and where appropriate, give the Board of Directors sufficient time to pursue other alternatives for maximizing shareholder value. The shareholder rights plan was not adopted in response to any specific proposal to acquire control of the Company nor is the Board of Directors currently aware of any pending or threatened take-over bid for the Company.

Quarterly Report to Shareholders Second quarter ended April 3, 2005

5. Earnings per share:

The following table sets forth the computation of basic and diluted earnings per share:

Three months ended
			Six months ended
	April 3,	April 4 ,	April 3,	April 4 ,
	2005	2004	2005	2004

Basic weighted average number of common shares outstanding	29,808	29,576	29,756	29,550

Basic earnings per share	$ 0.48	$ 0.48	$ 0.76	$ 0.58

Diluted earnings per share:
Basic weighted average number of common shares outstanding	29,808	29,576	29,756	29,550
Plus impact of stock options and RSUs	235	290	208	279

Diluted weighted average number of common shares outstanding	30,043	29,866	29,964	29,829

Diluted earnings per share	$ 0.48	$ 0.48	$ 0.76	$ 0.58

Stock-Based Compensation and Other Stock-Based Payments:
Effective the commencement of our 2004 fiscal year, the Company follows the fair value-based method to account for all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting periods. The following disclosure is required to report the pro forma net earnings and earnings per share as if the fair value-based method had been used to account for employee stock options granted during fiscal 2003.

	Three months ended		Six months ended
	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004

Net earnings, as reported	$ 14,312	$ 14,333	$ 22,699	$ 17,205
Add :
Total stock-based employee compensation recovery
determined under fair value-based method for all awards
granted in fiscal 2003	48	107	22	24

Pro forma net earnings	$ 14,360	$ 14,440	$ 22,721	$ 17,229

Earnings per share:
Basic:
As reported	$ 0.48	$ 0.48	$ 0.76	$ 0.58
Pro forma	0.48	0.49	0.76	0.58
Diluted:
As reported	$ 0.48	$ 0.48	$ 0.76	$ 0.58
Pro forma	0.48	0.48	0.76	0.58

During the second quarter of fiscal 2005, 13,333 options granted in fiscal 2003 were cancelled which reduced the amount of stock-based compensation for the quarter, presented above, by $58,706, since the Company only accounts for forfeitures as they occur.

The weighted average fair value of the remaining 20,996 options granted in fiscal 2003 is CAD$9.63 per stock option, which is recognized over the vesting period for purposes of calculating pro forma net earnings. The weighted average fair value of the stock options granted during fiscal 2003 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend yield of nil; expected volatility of 34.14%; risk-free interest rate of 3.59%; and expected lives of 2.68 years.

Deferred Share Unit Plan
Effective October 4, 2004, the Company established a deferred share unit plan for independent members of the Company’s Board of Directors who may elect annually to receive all or a portion of their retainers and fees in the form of deferred share units (“DSUs”), the value of which is determined by the market price of the Company’s common shares at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. For the three month and six months ended April 3, 2005, there were 589 DSUs outstanding at a value of $24,800 (CAD$30,000). The DSU obligation will continue to be adjusted each quarter based on the market value of the Company’s common shares. The Company records the cost of the DSU plan through selling, general and administrative expenses.

Quarterly Report to Shareholders Second quarter ended April 3, 2005

6. Guarantees:

Significant guarantees that have been provided to third parties are the following:

The Company, including certain of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at April 3, 2005, the maximum potential liability under these guarantees was $28.5 million of which $8.8 million was surety bonds and $19.7 million was for standby letters of credit and corporate guarantees. The standby letters of credit mature at various dates during 2005 and the surety bonds are automatically renewed on an annual basis.

As at April 3, 2005, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

7. Financial instruments:

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at April 3, 2005 and April 4, 2004:

	Notional amount		Exchange rate	Maturity	Notional U.S. equivalent

2005:
Buy contracts:
Foreign exchange contracts	CAD	39,090	0.7251 to 0.8081	April to November 2005	$30,612

Sell contracts:
Foreign exchange contracts		€21,191	1.3321 to 1.3721	April 2005 to September 2006	$28,696
		£7,455	1.8707 to 1.9094	April 2005 to September 2006	$14,078
2004:
Sell contracts:
Foreign exchange contracts		€10,020	1.1740 to 1.2752	April to December 2004	$12,127
		£5,154	1.6660 to 1.8500	April to December 2004	$ 8,806
Buy contracts:
Foreign exchange contracts	CAD	35,150	0.7421 to 0.7693	April to September 2004	$26,785

8. Segmented information:

The Company manufactures and sells activewear apparel. The Company operates in one reportable segment.

For the three-month period ended April 3, 2005 and April 4, 2004 the Company had one individual customer who accounted for 28.1% and 30.2% of total sales, respectively. For the six-month period ended April 3, 2005 and April 4, 2004 the customer accounted for 31.9% and 27.4% of total sales, respectively.

Sales were derived from customers located in the following geographic areas:

	Three months ended		Six months ended
	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004

United States	$ 140,293	$ 119,820	$ 235,864	$ 186,595
Canada	14,435	11,589	21,255	18,048
Europe and other	10,593	9,960	17,159	14,685

	$ 165,321	$ 141,369	$ 274,278	$ 219,328

Fixed assets by geographic areas are as follows:

	April 3, 2005	October 3, 2004 (audited)	April 4, 2004

Canada	$ 46,164	$ 82,034	$ 89,596
Caribbean basin, Central America and Mexico	126,364	101,653	81,701
United States	62,049	28,006	24,280

	$ 234,577	$ 211,693	$ 195,577

Quarterly Report to Shareholders Second quarter ended April 3, 2005

9. Other information:

(a) The following items were included in the determination of the Company's net earnings:

	Three months ended		Six months ended
	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004

Depreciation of fixed assets	$ 6,289	$ 5,075	$ 11,973	$ 9,830
Interest expense on long-term debt	1,322	1,817	2,641	3,406
Foreign exchange loss (gain)	26	(11)	(578)	750
Amortization expense of deferred start-up costs	92	78	179	157
Amortization of deferred financing costs and other	109	96	218	194
Investment income	(68)	(24)	(187)	(158)

(b) Supplemental cash flow disclosure:

	Three months ended		Six months ended
	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004

Cash paid during the period for:
Interest	$ 1,299	$ 1,751	$ 2,536	$ 3,330
Income taxes	480	704	562	790

	April 3, 2005	October 3, 2004 (audited)	April 4, 2004

Non-cash transactions:
Additions to fixed assets included in accounts payable	$ 4,889	$ 3,473	$ 895

Cash and cash equivalents consist of:
Cash balances with banks	$ 30,043	$ 33,571	$ 21,413
Short-term investments	–	27,100	–

	$ 30,043	$ 60,671	$ 21,413

10. Subsequent Event:

On May 4, 2005, the Board of Directors of the Company declared a two-for-one stock spilt, effected in the form of a stock dividend, applicable to all of its issued and outstanding common shares, to shareholders of record on May 20, 2005. The Company’s shares are expected to commence trading on a post-split bases on May 18, 2005 on the TSX and on June 1, 2005, or one day after mailing of the share certificates to the registered shareholders of Gildan, on the NYSE, in accordance with the respective requirements of these exchanges. All earnings per share in these interim consolidated financial statements and notes are stated prior to the stock split.

Quarterly Report to Shareholders Second quarter ended April 3, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the six months ended April 3, 2005, and with Management’s Discussion and Analysis of Financial Condition and Results of Operations (“2004 MD&A”) in the fiscal 2004 Annual Report, including the sections on critical accounting estimates and risks.

All financial information contained in this Interim MD&A and the Company’s Interim Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except for certain information discussed in the paragraph entitled Non-GAAP Financial Measures on page 20 of this Interim MD&A. The Company’s financial results are reconciled to U.S. GAAP at the end of its fiscal year. The effect of significant differences between Canadian and U.S. GAAP is discussed in Note 16 to the Company’s 2004 Consolidated Financial Statements. All amounts in this report are in U.S. dollars, unless otherwise stated. Gildan Activewear’s Audit and Finance Committee and its Board of Directors have reviewed this Interim MD&A to ensure consistency with the approved strategy of the Company.

For additional information relating to the Company, readers may review the documentation filed by the Company with the Canadian securities regulatory authorities (including the Company’s Annual Information Form) available at www.sedar.com and with the U.S. Securities and Exchange Commission (including the Annual Report on 40-F) available at www.sec.gov.

CORPORATE OVERVIEW

We are a rapidly growing, vertically-integrated manufacturer and marketer of premium quality basic activewear for sale principally into the wholesale imprinted activewear market in the Canadian, United States, European and other international apparel markets. Our sales continue to be predominately in our historical markets in the United States and Canada. During the past four years we established a strong base for future growth in Europe, where, as of April 2005, we had set up a network of 36 distributors in 20 countries. We entered the Australian market in fiscal 2004. We manufacture and sell premium quality T-shirts, placket collar sport shirts and fleece products in a variety of weights, sizes, colors and styles. We sell our products as “blanks”, which are ultimately decorated with designs and logos for sale to customers.

To support its sales in the various markets, the Company has modern textile facilities located in Canada and Honduras. The Company is currently constructing a textile facility in the Dominican Republic, which is scheduled for start-up in the last half of fiscal 2005. All of the Company’s sewing facilities are located in Central America, Mexico and the Caribbean basin. Due to the growing demand for its products, the Company also utilizes third party contractors to complement its vertically-integrated production.

The Company distributes its products in Canada and the U.S. out of distribution centres, and uses third party warehouses in Europe and Australia to service its international customers. The corporate head office is located in Montreal, Canada and over 7,800 full-time employees work in the Company’s facilities worldwide.

Results of Operations

Sales

Sales for the three months ended April 3, 2005 were $165.3 million, up 16.9% from $141.4 million for the three months ended April 4, 2004. The significant growth in sales revenues was due to a 10.4% increase in unit sales volumes, higher selling prices and a higher-valued product-mix.

Sales for the six months ended April 3, 2005 were $274.3 million compared to $219.3 million for the six months ended April 4, 2004, representing an increase of 25.1%. The significant growth in sales revenues was due to a 16.0% increase in unit sales volumes, higher selling prices and a higher-valued product-mix.

Quarterly Report to Shareholders Second quarter ended April 3, 2005

The value of the S.T.A.R.S. market and market share data for the U.S. wholesale distribution market continues to be undermined by non-participation by major distributors. With this caveat, the table below summarizes the S.T.A.R.S. data for the quarter ended March 31, 2005. In calculating year-over-year growth rates, S.T.A.R.S. has adjusted prior period comparatives to exclude sales through distributors no longer participating in the S.T.A.R.S. report.

Gildan Market Share Q2 2004	Gildan Market Share Q2 2005		Gildan Unit growth Q2 2005 vs Q2 2004	Industry Unit growth Q2 2005 vs Q2 2004
31.2%	36.3%	T-shirts	26.0%	3.2%
24.4%	33.1%	Sport shirts	39.5%	(5.2) %
14.3%	23.9%	Fleece	113.5%	10.9%

Gildan continued to increase market share in all U.S. market segments, compared to the second quarter of fiscal 2004. Gildan remains the leading brand in both t-shirts and sports shirts segment and has achieved significant market share penetration in the fleece segment. The Company may not continue to provide S.T.A.R.S data in the future, due to concerns regarding the completeness of the information provided to S.T.A.R.S.

During the second quarter of fiscal 2005 the Company has maintained its leading market share position in Canada with 12.9% unit growth over last year. The Company continued to expand its European business, with an increase of 4.6% in unit sales over the prior year quarter. We continue to expect to achieve our forecasted growth in Europe and Australia in fiscal 2005.

Gross Margin

Gross margins increased from 26.6% in the second quarter of fiscal 2004 to 30.1% for the second quarter of fiscal 2005. The improvement in gross margin over the prior year is the result of higher selling prices and reduced promotional activity, together with more favourable product-mix, against the background of market conditions where the Company was unable to drive further customer demand for its products due to capacity constraints. The higher selling price realizations, combined with continuing manufacturing efficiencies, more than offset the negative margin impact of higher cotton, energy and transportation costs and inefficiencies resulting from the reduced capacity utilization of the Canadian yarn-spinning operations. Additionally, gross margins in the second quarter of fiscal 2004 were negatively impacted by $1.1 million due to the impact of the inventory revaluation resulting from the change in functional currency at the beginning of fiscal 2004. Excluding the impact of the change in functional currency, gross margins were 27.3% in the second quarter of fiscal 2004.

Gross margins for the six months ended April 3, 2005 were $82.1 million or 29.9% compared to $58.6 million or 26.7% for the same period of the prior year. Gross margins in the first six months of fiscal 2004 were negatively impacted by $3.3 million due to the impact of the inventory revaluation resulting from the change in functional currency. Excluding the impact of the change in functional currency gross margins were 28.2% for the six months ended April 4, 2004. The improvement in gross margins over last year is the result of higher selling prices combined with a favourable product mix partially offset by higher raw material costs and the impact of lower capacity utilization on the efficiency of the Canadian yarn spinning operations.

Quarterly Report to Shareholders Second quarter ended April 3, 2005

Special Charge

At the end of March 2005, the Company closed its two Canadian yarn-spinning operations. A major portion of the Canadian yarn-spinning equipment was transferred to a new facility in Clarkton, North Carolina, which is operated by the Company’s joint-venture. In the second quarter of fiscal 2005, the Company recognized a charge of $11.9 million before tax, or $7.8 million after tax ($0.26 per share) relating to the closure. The components of the closure costs are as follows;

Writedown of fixed assets	$ 7,872
Employee severance	3,688
Other	326

$ 11,886

The Company reduced the carrying value of the fixed assets considered to be held for sale to their estimated fair value of $8.0 million, which are included in “Other assets” as at April 3, 2005. The severance accrual has been included in “Accounts payable and accrued liabilities” as at April 3, 2005, and will be paid in the third quarter of fiscal 2005.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $18.3 million or 11.1% of sales for the second quarter of fiscal 2005, compared to $15.2 million, or 10.7% of sales in the second quarter of fiscal 2004. For the six-month period ended April 3, 2005, selling, general and administrative expenses were $34.6 million or 12.6% of sales compared to $26.5 million or 12.1% of sales in the same period of fiscal 2004. The higher selling, general and administrative expenses reflected higher distribution expenses, provision for higher performance-related compensation expenses, and the stronger Canadian dollar, in addition to the continuing development of the organization to support the Company’s ongoing growth strategy. The Company expects that for fiscal 2005, SG&A expenses will be at a similar level as a percentage of sales as fiscal 2004.

Depreciation and Interest Expense

Depreciation expense increased from $5.2 million in the second quarter of fiscal 2004 to $6.5 million in the second quarter of fiscal 2005. For the six-month period, depreciation expense was $12.4 million in fiscal 2005 compared to $10.2 million in fiscal 2004. The increase in depreciation expense is the result of the Company’s continued investment in capital expenditures to provide for long-term sales growth.

Interest expense has decreased to $1.3 million in the second quarter of fiscal 2005 from $1.8 million in the second quarter of fiscal 2004. For the six-month period, interest expense was $2.5 million in fiscal 2005 compared to $3.3 million in fiscal 2004. The decrease is the result of the reduction in overall debt following the first scheduled principal repayment made in June 2004 on the Company’s U.S. Senior Notes.

Income Taxes

The tax recovery of $2.7 million in the second quarter of fiscal 2005 was due to the closure of the Canadian yarn-spinning operations in March 2005. Excluding the impact of the closure costs, the tax provision for the second quarter of fiscal 2005 was $1.4 million, resulting in a tax rate of 5.9% compared to a tax rate of 6.8% for the second quarter of the prior fiscal year. The tax provision for the six months ended April 3, 2005, excluding the closure costs, was $2.0 million resulting, in a tax rate of 6.0% compared to a tax rate of 7.3% for the same period last year. The Company continues to anticipate that the effective tax rate will range between 5%-6% for fiscal 2005 as sales continue to grow in its international operations and are increasingly sourced from its offshore textile facilities.

Quarterly Report to Shareholders Second quarter ended April 3, 2005

Earnings

Net earnings were $14.3 million or $0.48 per share on a diluted basis in the second quarter of fiscal 2005 compared to $14.3 million or $0.48 per share on a diluted basis in the second quarter of fiscal 2004. Excluding the impact of the costs relating to the closure of the Canadian yarn-spinning operations, net earnings were $22.1 million or $0.74 per share on a diluted basis, an increase of $6.7 million or $0.22 per share compared to the second quarter of fiscal 2004, after increasing the prior year comparative results to reflect the functional currency adjustment recorded as part of cost of sales. Excluding the impact of the change to the U.S. dollar functional currency, net earnings were $15.4 million or $0.52 per share on a diluted basis for the second quarter of fiscal 2004.

Compared to last year, the increase in second quarter net earnings before special items was driven by increased selling prices and reduced promotional activity, continuing growth in unit volume sales and more favourable product-mix. These positive variances were partially offset by increased costs for cotton, energy and transportation, the impact of lower capacity utilization on the efficiency of the Canadian yarn-spinning facilities which were closed in March 2005, higher selling, general and administrative expenses and higher depreciation.

For the six-month period ended April 3, 2005, net earnings were $22.7 million or $0.76 per diluted share compared to $17.2 million or $0.58 per diluted share in the same period of last year. Net earnings for fiscal 2005, before the impact of the closure costs, were $30.5 million or $1.02 per diluted share, up respectively $10.0 million and 47.8% from the first six months of fiscal 2004. Net earnings before the impact of the U.S. dollar functional currency change were $20.5 million or $0.69 per diluted share for fiscal 2004.

Balance Sheet

Accounts receivable increased to $89.2 million in the second quarter of fiscal 2005 from $85.3 million at October 3, 2004 and increased by $3.8 million compared to the second quarter of the prior year. The increase in receivables compared with October 3, 2004 was due to higher sales partially offset by a reduction in days sales outstanding on trade accounts receivable. The increase in accounts receivable from the second quarter of fiscal 2004 is due to the 16.9% increase in sales over the prior year. Inventories have increased by $24.5 million from October 3, 2004 and by $11.0 million from the second quarter of fiscal 2004 to $141.1 million in the second quarter of fiscal 2005. During the second quarter of fiscal 2005, the Company continued to be capacity-constrained, pending the start-up of its new textile manufacturing facility in the Dominican Republic.

In the second quarter of fiscal 2005, the Company invested $21.0 million in fixed assets mainly for the textile facilities in the Dominican Republic and Honduras along with the expansion of our U.S. distribution centre to prepare for entry into the retail channel. In the second quarter of fiscal 2004, the Company invested $10.5 million in fixed assets. Year-to-date, the Company invested $43.1 million in fixed assets and it now anticipates that capital expenditures for the full year will be approximately $85 million.

Liquidity and Capital Resources

The Company has in recent years funded its capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements. The Company’s primary uses of financing on an ongoing basis are related to capital expenditures for new manufacturing facilities, inventory financing, accounts receivable funding, servicing the interest payments on our U.S. Senior Notes as well as scheduled annual repayments of principal over the next three years.

At April 3, 2005, none of the Company’s revolving bank facility was utilized. Total indebtedness1 at April 3, 2005, amounted to $60.3 million compared to $56.6 million at October 3, 2004 and $76.1 million at April 4, 2004.

As a result of the seasonal nature of the apparel business, working capital requirements are variable throughout the year. For the quarter ended April 3, 2005, cash outflows for operating activities, including changes in non-cash working capital balances, amounted to $3.8 million compared with $6.2 million during the same period last year.

__________

1 Total long-term debt. See Non-GAAP Financial Measure on page 20.

Quarterly Report to Shareholders Second quarter ended April 3, 2005

Continued sales growth in fiscal 2005 will result in increased working capital requirements mainly to finance trade accounts receivable. The Company expects to continue to have sufficient liquidity and capital resources throughout 2005 to fund its working capital requirements, capital expenditures and the June 2005 repayment on its U.S. Senior Notes.

Total assets were $525.4 million at April 3, 2005 compared to $488.8 million at October 3, 2004 and $447.6 million at April 4, 2004. Working capital was $178.5 million at the end of the second quarter of fiscal 2005 compared to $178.8 million at October 3, 2004, and $165.3 million at April 4, 2004.

Off-Balance Sheet Arrangements

Operating Leases

We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 16 of this Interim MD&A. As disclosed in Note 6 to our Interim Consolidated Financial Statements, we have issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $19.7 million at April 3, 2005.

Derivative Financial Instruments

From time to time, the Company uses forward foreign exchange contracts, primarily in Canadian dollars and Euros, to hedge cash flows related to sales and disbursements in foreign currencies (non-U.S. dollar). A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major North American financial institutions. The Company’s exposure to foreign currency fluctuations is described in more detail in the “Risks” section of the 2004 MD&A.

The Company does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at April 3, 2005 and April 4, 2004:

	Notional amount		Exchange rate	Maturity	Notional U.S. equivalent

2005:
Buy contracts:
Foreign exchange contracts	CAD	39,090	0.7251 to 0.8081	April to November 2005	$30,612

Sell contracts:
Foreign exchange contracts		€21,191	1.3321 to 1.3721	April 2005 to September 2006	$28,696
		£7,455	1.8707 to 1.9094	April 2005 to September 2006	$14,078
2004:
Sell contracts:
Foreign exchange contracts		€10,020	1.1740 to 1.2752	April to December 2004	$12,127
		£5,154	1.6660 to 1.8500	April to December 2004	$ 8,806
Buy contracts:
Foreign exchange contracts	CAD	35,150	0.7421 to 0.7693	April to September 2004	$26,785

Quarterly Report to Shareholders Second quarter ended April 3, 2005

Contractual Obligations

In the normal course of business, the Company enters into contractual obligations that will require it to disburse cash over future periods. The following table sets forth the Company’s contractual obligations for the following items as at April 3, 2005:

	Payments Due by Period

(in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

Long Term Debt	$ 60.1	$ 18.6	$ 39.2	$ 2.3	—

Capital Lease Obligations	0.2	0.1	0.1	—	—

Operating Leases	9.5	1.7	4.1	2.5	1.2

Purchase Obligations	83.2	67.8	15.4	—	—

Other Long Term Obligations	73.4	47.8	25.6	—	—

Total Contractual Obligations	$ 226.4	$ 136.0	$ 84.4	$ 4.8	$ 1.2

Management expects that cash flow from its operating earnings, together with its year-end cash balances and unutilized bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2005.

Summary of Quarterly Results

The following table sets forth certain summarized unaudited quarterly financial and other data for the periods presented. The financial data have been derived from the Company’s unaudited financial statements that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly data. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	2005
(in millions, except per share data)	Q1	Q2

Unit sales (Dozen)	5.1	8.3

Sales	$ 109.0	$ 165.3
Net earnings	8.4	14.3
Basic E.P.S	0.28	0.48
Diluted E.P.S	0.28	0.48
Total assets	497.5	525.4
Total long-term financial liabilities	73.2	72.8

Weighted average # of shares outstanding (in thousands)

Basic	29,704	29,808
Diluted	29,885	30,043

Quarterly Report to Shareholders Second quarter ended April 3, 2005

	2004
(in millions, except per share data)	Q1	Q2	Q3	Q4

Unit sales (Dozen)	4.0	7.6	8.4	6.9

Sales	$ 78.0	$ 141.4	$ 168.4	$ 145.6
Net earnings	2.9	14.3	26.2	16.8
Basic E.P.S.	0.10	0.48	0.89	0.57
Diluted E.P.S.	0.10	0.48	0.88	0.56
Total assets	427.3	447.6	457.3	488.8
Total long-term financial liabilities	$ 79.9	$ 81.2	$ 60.9	$ 66.0

Weighted average # of shares outstanding (in thousands)

Basic	29,524	29,576	29,628	29,635
Diluted	29,792	29,866	29,859	29,825

	2003
(in millions, except per share data)	Q1	Q2	Q3	Q4

Unit sales (Dozen)	3.3	6.1	7.4	5.8

Sales	$ 65.0	$ 113.6	$ 143.4	$ 109.2
Net earnings	3.7	13.4	21.8	14.2
Basic E.P.S.	0.13	0.46	0.74	0.48
Diluted E.P.S.	0.13	0.45	0.73	0.48
Total assets	319.1	356.9	407.2	429.5
Total long-term financial liabilities	85.4	87.5	73.8	74.8

Weighted average # of shares outstanding (in thousands)

Basic	28,945	29,160	29,373	29,478
Diluted	29,600	29,715	29,768	29,808

The activewear business is seasonal and the Company has historically experienced significant quarterly fluctuations in operating results. Typically, demand for our products is highest in the third quarter of each fiscal year and lowest in the first quarter of each fiscal year. Weather conditions also affect the demand for our products particularly for fleece products. The seasonality of specific product lines is consistent with the results of other companies in the activewear industry and management anticipates that this will continue in the future.

Earnings Outlook

On April 6, 2005 the Company announced that it expected full year diluted E.P.S. to be approximately $2.80, before the closure costs relating to the Canadian yarn-spinning facilities, and approximately $2.54 after the closure costs, up from the Company’s prior full year guidance of approximately $2.60 and $2.34 respectively. The Company continues to be comfortable with its revised guidance. This represents E.P.S. growth of 39% over fiscal 2004 reported E.P.S., and 25% growth over fiscal 2004 adjusted earnings of $2.24 per diluted share. Adjusted earnings for fiscal 2004 are earnings prior to the special charge for H. Greg Chamandy and the impact of the change in functional currency included in cost of sales. As previously indicated, the Company’s full year earnings guidance reflects unit sales growth of approximately 20% over fiscal 2004, which will fully utilize the Company’s available production capacity.

The Company projects E.P.S of approximately $1.00 for the third quarter of fiscal 2005, up approximately 13.6% from $0.88 per share in the third quarter of fiscal 2004.

Quarterly Report to Shareholders Second quarter ended April 3, 2005

The Company’s projection for fiscal 2005 assumes the continued market share penetration in all the categories the Company competes in. The unit sales growth will be supported primarily by our current Canadian and Honduran manufacturing operations. Further upside in unit sales growth in fiscal 2005 will be limited by capacity constraints. The Company has now increased its production targets for its Dominican Republic facility for fiscal 2006, which will allow it to defer the construction of its planned new textile facility in Nicaragua. With the incremental production from the Dominican Republic facility, the Company expects to have sufficient capacity to support its projected sales growth and planned entry into the retail channel in fiscal 2006. Gildan continues to view its Nicaragua site as a strategic long-term asset for future capacity expansion, and has also purchased additional land in Honduras for possible future capacity expansion at a site adjacent to its existing Rio Nance textile facility.

The Company estimates that capital expenditures for fiscal 2005 will now be approximately $85 million, including 100% of the yarn-spinning investments made by the Company’s joint-venture with Frontier Spinning Mills, Inc. which is now fully consolidated in the Company’s financial statements. The major projects are the completion of the textile facilities in the Dominican Republic and the expansion of the U.S. distribution centre to support sales growth and to prepare for entry into the retail channel. The Company intends to use a portion of its surplus cash reserves in June 2005 to meet the second scheduled principal repayment on its Senior Notes.

Stock split

On May 4, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding Common Shares, to shareholders of record on May 20, 2005, The Company’s shares are expected to commence trading on a post-split basis on May 18, 2005 on the TSX and on June 1, 2005, or one (1) day after mailing of the share certificates to the registered shareholders of Gildan, on the NYSE, in accordance with the respective requirements of these exchanges. All earnings per share data in this Interim MD&A are stated prior to the stock split.

Critical Accounting Estimates

The Company’s significant accounting policies are described in Note 2 to the Company’s 2004 Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from those estimates.

Management believes that the accounting estimates relating to the following items are most significant to assist in understanding and evaluating the Company’s financial results:

           • Sales promotional programs;
           • Trade accounts receivable;
           • Fixed assets;
           • Cotton procurements; and
           • Future income taxes.

For a more detailed discussion of these estimates, readers should review the “Critical Accounting Estimates” section of the 2004 MD&A, which is hereby incorporated by reference.

Changes in Accounting Policies/Recent Accounting Pronouncements

The Canadian Institute of Chartered Accountants issued a guideline on accounting for variable interest entities (“VIEs”) titled Accounting Guideline 15 – Consolidation of Variable Interest Entities (“AcG-15”), which harmonizes with corresponding guidance in the United States. A VIE is any type of legal structure not controlled by voting equity but rather by/or through contractual or other financial arrangements. This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual return, or both. We have determined that the Company’s joint venture with Frontier Spinning Mills, Inc. (Cedartown Manufacturing, LLC) meets the criteria for being a VIE and that the Company is the primary beneficiary of the entity.

Quarterly Report to Shareholders Second quarter ended April 3, 2005

AcG-15 is effective for all fiscal periods beginning on or after November 1, 2004 and early adoption is encouraged. The Company early adopted this standard on October 4, 2004, the beginning of its 2005 fiscal year, in order to minimize any potential difference between Canadian and U.S. GAAP. In accordance with AcG-15, we consolidated Cedartown at October 4, 2004, which increased total assets by $7.9 million and total liabilities by $5.0 million, while creating non-controlling interest of $2.9 million. Prior to fiscal 2005, the Company accounted for its investment in Cedartown using the proportionate consolidation method. Under generally accepted accounting principles, the application of either the consolidation or the proportionate consolidation method of accounting for equity interests results in the same net earnings inclusion, and accordingly the Company’s net earnings will not be affected by this change.

The consolidation of the Company’s interest in Cedartown did not result in any material change in the underlying tax, legal or credit risks facing the Company.

Risks

In order to be successful, the Company must continuously be aware of global changes and risks affecting its markets and competitive environment. The most significant risks the Company faces are as follows:

           • Our industry is competitive;
           • Our industry is subject to pricing pressures;
           • We rely on a relatively small number of significant customers;
           • We are subject to international trade legislation that is becoming increasingly liberalized;
           • We currently pay income tax at a comparatively low effective rate, which could change in the future;
           • The price of the raw materials we buy is prone to significant fluctuations and volatility;
           • Our operations are subject to political, social and economic risks;
           • Our industry is subject to fluctuation in sales demand;
           • Our operations are subject to environmental regulation;
           • We are exposed to concentration of credit risk; and
           • We are subject to foreign exchange fluctuation risk.

For a more detailed discussion on potential business risks, readers should review the “Risks” section of the 2004 MD&A and the Annual Information Form filed by the Company with the Canadian securities commissions and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission which are hereby incorporated by reference.

Disclosure of Outstanding Share Data

Our shares are listed on the New York Stock Exchange (GIL) and the Toronto Stock Exchange (GIL).

As of April 29, 2005 there were 29,879,914 common shares issued and outstanding along with 380,048 options outstanding. Effective February 2, 2005, the Company amended the Articles of Incorporation in order to change each of the issued and outstanding Class A subordinate voting shares into one newly-created common share and to remove the Class B multiple voting shares and the Class A subordinate voting shares, effectively eliminating the dual class voting structure, as approved by a special resolution of the shareholders.

Quarterly Report to Shareholders Second quarter ended April 3, 2005

Reconciliation of Non-GAAP Financial Measures

The Company uses and presents such Non-GAAP Financial Measures because we believe such measures provide meaningful information on the Company’s performance and operating results. However, investors should know that such Non-GAAP Financial Measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other companies. Accordingly they should not be considered in isolation.

The following measures included in this Interim MD&A do not have standardized meaning under Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies;

           1. Total indebtedness;
           2. Net earnings and earnings per share before the special charge; and
           3. Net earnings and gross margins adjusted for the impact of the functional currency adjustment on cost of sales.

The following table reconciles all Non-GAAP Financial Measures mentioned in this Interim MD&A to the most directly comparable GAAP measures:

(in thousands, except earnings per share)
Total Indebtedness	Q2 2005	Q4 2004	Q2 2004
Current portion of long-term debt	(19,718)	(18,610)	(19,098)
Long-term debt	(40,595)	(37,979)	(57,029)

Total Indebtedness	(60,313)	(56,589)	(76,127)

Adjusted Consolidated Statement of Earnings and Earnings per Share

	FISCAL 2005

	Q1	Q2	Adj	Q2 Adj	YTD Adj

Sales	$ 108,957	$ 165,321		$ 165,321	$ 274,278
Cost of sales	76,577	115,641		115,641	192,218

Gross profit	32,380	49,680		49,680	82,060
Selling, general and
administrative expenses	16,327	18,285		18,285	34,612
Special charge (1)	–	11,886	(11,886)	–	–

EBITDA (2)	16,053	19,509		31,395	47,448
Depreciation and amortization	5,880	6,490		6,490	12,370
Interest expense	1,201	1,299		1,299	2,500
Non-controlling interest	–	115		115	115

Earnings before income taxes	8,972	11,605		23,491	32,463
Income taxes	585	(2,707)	4,085	1,378	1,963

Net earnings	$ 8,387	$ 14,312	$ (7,801)	$ 22,113	$ 30,500

Basic E.P.S	$ 0.28	$ 0.48		$ 0.74	$ 1.02
Diluted E.P.S	0.28	0.48		0.74	1.02

Quarterly Report to Shareholders Second quarter ended April 3, 2005

	FISCAL 2004

	Q1	Adj	Q1 Adj	Q2	Adj	Q2 Adj	YTD Adj

Sales	$ 77,959		$ 77,959	$ 141,369		$ 141,369	$ 219,328
Cost of sales (3)	56,859	(2,140)	54,719	103,832	(1,111)	102,721	157,440

Gross profit	21,100		23,240	37,537		38,648	61,888
Selling, general and
administrative expenses	11,397		11,397	15,151		15,151	26,548

EBITDA (2)	9,703		11,843	22,386		23,497	35,340
Depreciation and amortization	4,932		4,932	5,249		5,249	10,181
Interest expense	1,589		1,589	1,755		1,755	3,344

Earnings before income taxes	3,182		5,322	15,382		16,493	21,815
Income taxes	310		310	1,049		1,049	1,359

Net earnings	$ 2,872	$ (2,140)	$ 5,012	$ 14,333	$ (1,111)	$ 15,444	$ 20,456

Basic E.P.S	$ 0.10		$ 0.19	$ 0.48		$ 0.52	$ 0.69
Diluted E.P.S	0.10		0.18	0.48		0.52	0.69

(1)	Adjustment to remove the special charge relating to the closure of the Canadian yarn-spinning facilities and the income tax effect thereon. See page 13.
(2)	Earnings before interest, income taxes, depreciation and amortization.
(3)	Adjustment to remove the effect of the change in functional currency. See page 12.

Forward Looking Statements

Certain statements included in this management discussion and analysis may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned however not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

May 4, 2005

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Pierre Poirier
Pierre Poirier
Director, Legal Services

Date May 18, 2005

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